FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71077

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/19/23 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cleansource Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1942 East 7th Street, Suite 350
(No. and Street)

Charlotte	NC	28204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

W. Gregory Montgomery	704-271-9889	gmontgomery@cleansourcesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Gregory Montgomery, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clean Source Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RANDEE S COHEN
NOTARY PUBLIC
Mecklenburg County
North Carolina
My Commission Expires August 29, 2027

Signature: [signature]

Title: Managing Director

[signature]
Notary Public 3/26/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLEANSOURCE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CleanSource Securities, LLC

Table of Contents



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
CleanSource Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CleanSource Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

April 15, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CleanSource Securities, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	54,221
Prepaid expenses and other		5,947
Due from member		8,250
Total Assets	$	68,418

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	16,918
Due to related party		4,251
Total Liabilities	$	21,169
Member's Equity	$	47,249
Total Liabilities and Member's Equity	$	68,418

The accompanying notes are an integral part of this statement.

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

CleanSource Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, a limited liability company formed in the state of North Carolina on August 4, 2022, is wholly owned by CleanSource Capital, LLC (the "Member"). As a limited liability company, the Member's liability is limited to its investment. The Company primarily engages in banking services consisting of investment banking advisory for mergers, acquisitions and capital raises through private placements of securities.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash – The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Income taxes - The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. Therefore, the income or losses of the Company flow through to and are taxable to the Member. Accordingly, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a disregarded entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue recognition – Revenue from contracts with customers includes investment banking fees from mergers, acquisitions, and capital raises through private placements of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent

Revenue recognition (continued) –

a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). However, for certain contracts, revenue is recognized over time for agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition. All retainers recognized as revenue by the Company during the fiscal period were from an engagement that resulted in a transaction prior to the end of 2024.

The Company recognizes success fee revenue from investment banking services upon completion of a success fee based transaction. The Company recognizes retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers.

Use of estimates – These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an owner of the Company's Member. Under the terms of this agreement, the Company pays the related party for allocated expenses such as personnel services, technology and communications, occupancy and other administrative costs provided to the Company based on estimated usage. Allocated expenses to the Company amounted to approximately $52,679 during the period ended December 31, 2024. The balance due to related party on the accompanying statement of financial condition as of December 31, 2024 arose from this agreement.

Commencing on July 1, 2024, the Company entered into a consulting agreement with a separate related entity that is wholly owned by the Company's President. Pursuant to the terms of the agreement, the related entity is compensated for general administrative services rendered to the Company. The Company expensed approximately $18,000 pursuant to this agreement during the period ended December 31, 2024, which has been included in other expenses within the accompanying statement of operations.

The Company provides investment banking services to an affiliate entity who is owned by the Member's majority owners through a financial advisory agreement that is in place between the affiliate entity and the Company. The Company recognized approximately $504,160 in investment banking revenues from advisory services rendered to this affiliate entity during the period ended December 31, 2024, which has been included in investment banking revenues within the accompanying statement of operations.

Related Party Transactions (continued) –

The Company's Member at times collects fees earned by the Company on its behalf which are subsequently remitted to the Company. The balance due from member on the accompanying statement of financial condition as of December 31, 2024, arose from such fees collected by the Member that have yet to be remitted to the Company.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4: CONCENTRATION

During the period ended December 31, 2024, two customers accounted for approximately 97% of the Company's investment banking revenues.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1, or, during its first year of operations, 8 to 1. At December 31, 2024, the Company had net capital of $33,052 which was $28,052 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.64 to 1.00 as of December 31, 2024.

NOTE 6: CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in process at December 31, 2024.

NOTE 7: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

NOTE 8: SEGMENT REPORTING

The Company has one reportable segment: investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.